June 5, 2020
Via E-mail

Paul J. Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

       Re:    LINE Corporation
              Schedule 13E-3 filed May 27, 2020
              Filed by LINE Corporation, NAVER Corporation, and NAVER J. Hub Corporation
              File No. 005-89859

              Schedule TO-T Filed May 27, 2020
              Filed by NAVER Corporation, NAVER J. Hub Corporation, and
Softbank
              Corp.
              File No. 005-89859

Dear Mr. Shim:

       The staff in the Office of Mergers and Acquisitions has reviewed your filings. We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T   Exhibit (a)(1)(i)   U.S. Offer to Purchase for Cash
General

1. Supplementally explain why you have not included SoftBank as a filer on the
Schedule 13E-
   3. In this regard, we note that SoftBank is a participant in this transaction with an affiliate
   (NAVER Corp.) and will hold a 50% stake in the combined entity after the transactions. See generally, Compliance and Disclosure Interpretation 201.06 in Going Private Transactions,
   Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009).
 Paul J. Shim, Esq., Esq.
Cleary Gottlieb Steen & Hamilton LLP
June 5, 2020
Page 2

2. We note that LINE Corp. is included as a joint filer on the Schedule TO/13E-3. However, some of the disclosure required by Schedule 13E-3 as to LINE Corp. appears in the Schedule
   14D-9 on which only it is a filer; however, it does not appear to be incorporated by reference by the Schedule 13E-3. Consider filing a Schedule 13E-3 separately for LINE Corp., which would incorporate by reference to where that disclosure appears as to the subject company and because LINE (unlike NAVER and SoftBank) is not a bidder in the U.S.
Offer.

Summary Term Sheet   Dual Offer Structure, page 3

3. It does not appear that U.S. security holders can participate in the offers for convertible bonds and options. However, the exemption for dual offers found in Rule 14d-1(d)(2)(ii)
   requires that a U.S. Offer must be made on terms at least as favorable to the foreign offer.
   Please advise. To the extent that U.S. holders are being excluded from an offer for securities which appear to be reference securities with respect to the common shares (within the meaning of Rule 14e-5), please explain how this disparate treatment is consistent with your obligations under Rule 14d-1(d)(2)(ii) that the U.S. Offer be made on terms at least as favorable as the foreign offer.

4. Refer to our last comment above. In your response letter, explain what consideration you have given to conducting the bond and options offer under Rule 14d-1(c).

Questions and Answers about the Offers, page 8

5. Add a section detailing the interests of affiliates in these transactions and their control over the vote on the squeeze-out of any shareholders remaining after the Offers. Your revised disclosure should clarify, among other things, whether the vote on the Share Consolidation is controlled by NAVER Corp. regardless of the number of shares tendered in the Offers, since it already owns 73% of LINE Corp.

If I decide not to tender, how will the Offers affect my Common Shares or ADSs?, page 11

6. Clarify how the disclosure here is consistent with the disclosure in the following section entitled "Will the Offers be followed by a squeeze-out of holders of Common Shares and
   ADSs who have not tendered their Common Shares or ADSs?" If there will be a squeeze-out merger immediately after the Offers, it is not clear how the disclosure about the loss of liquidity of the Common Shares and other consequences enumerated here are relevant.
   Please revise to clarify.

7. In the appropriate part of the Q&A section, disclose that shareholders who do not tender into the Offers and who dissent from the Share Consolidation have the right to demand appraisal of their shares. Include a cross-reference to the instructions to how they may do so.
 Paul J. Shim, Esq., Esq.
Cleary Gottlieb Steen & Hamilton LLP
June 5, 2020
Page 3

How do I withdraw tendered shares?, page 22

8. Disclose the existence of "back-end" withdrawal rights under Section
14(d)(5).

Background of the Transactions, page 28

9. It appears that in early October 2019, NAVER instructed its legal advisors to begin drafting a preliminary non-binding memorandum of understanding between NAVER and SoftBank concerning the potential transaction. Additionally, LINE provided NAVER with virtual data room access for conducting due diligence, while the respective deal teams began preparing for the potential transaction. In your response letter, please explain why NAVER did not file an amended Schedule 13D until November 18, 2019. Refer to Item 4 of Schedule 13D and
   Rule 13d-2 of Regulation 13D/G.

Purpose of and Reasons for the Offers, page 40

10. We note your expectations that the integrated company will strengthen and pursue synergies in the respective businesses currently operated by LINE and ZHD and make investments to expand into new business areas. Please expand your disclosure to state why the Purchasers are pursuing this transaction now as opposed to at any other time. Refer to
Item 1013(c) of
    Regulation M-A.

Recommendation by the Board of Directors and the Findings of the Special Committee of LINE, page 42

11. Affirmatively state whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders would be required. Refer to Item 1014(c).

12. You disclose that the Special Committee unanimously concluded that "the Business
    Integration, including the Offers, can be seen as contributing to an increase in LINE's corporate value and their purpose can be seen as reasonable." Additional bullet points speak to the terms of the Offers being seen as "having secured appropriateness." These and the other bullet points at the bottom of page 42 do not appear to address fairness to unaffiliated shareholders of LINE, as required by Item 1014(a) of Regulation M-A. Please revise to clarify each bullet point, and to directly and cogently address fairness.

Position of NAVER and NAVER Purchaser as to the Fairness of the Take-Private Transaction, including the offers, page 43

13. We note that the NAVER Parties and LINE Corporation have made a joint filing on Schedule
    13E-3, incorporating by reference certain information from the U.S. Offer to Purchase.
    Notwithstanding the ability of the filing persons to make a joint filing, each Schedule 13E-3 filing person, including LINE, must individually make the disclosures required by Schedule
    13E-3. Please revise this section to disclose the position of LINE as to the fairness of the
 Paul J. Shim, Esq., Esq.
Cleary Gottlieb Steen & Hamilton LLP
June 5, 2020
Page 4

   transaction or to incorporate by reference to the required disclosure in another filing. Refer to Question 117.02 of the Division of Corporation Finance's Compliance and Disclosure
   Interpretations of Exchange Act Rule 13e-3 and Schedule13E-3.

14. Revise the second paragraph in this section to address fairness to unaffiliated shareholders of
    LINE Corp. rather than non-affiliates of NAVER.

15. In the same paragraph the disclosure suggests that there were additional factors not listed here that were considered by NAVER in reaching its fairness determination:
"The NAVER
    Parties base their belief on, among other things,..." This section must include all material factors that led to the fairness determination. Please revise.

16. Expand your discussion of the factors the filing persons considered in determining the fairness of the transaction to unaffiliated security holders, including how such filing person considered each of the factors set forth in Instruction 2 to Item 1014 of Regulation M-A. To the extent that any factor was not considered, or was considered but granted little weight, this should be explained for shareholders.

17. We note that the NAVER Parties list as a factor the financial analyses provided by Deutsche
    Bank to NAVER. When any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own in order to satisfy their disclosure obligation. Refer to Question 20 of Exchange
    Act Release No. 34-17719 (April 13, 1981). Accordingly, please revise to state, if true, that the NAVER Parties have adopted Deutsche Bank's analysis as their own.

Summary Prospective Financial Information, page 48

18. Summarize the assumptions and limitations underlying the projections presented.

Financial Analysis of Deutsche Bank, page 57
Additional Information, page 59

19. Identify the 26 take private tender offer transactions used as comparisons in Deutsche Bank's analysis of this transaction.

Miscellaneous, page 59

20. We have not located the forecasts prepared by management of NAVER for the use by its fairness advisor. Please revise to include, or advise.

21. At the top of page 60, delete the statement that the Deutsche Bank opinion is provided
    "solely" for the information of the board of directors of NAVER.
 Paul J. Shim, Esq., Esq.
Cleary Gottlieb Steen & Hamilton LLP
June 5, 2020
Page 5

Effects of the Offer, page 60

22. We note that there is no discussion of the potential detriments of the transactions. Revise to include a reasonably detailed discussion of the detriments of the transaction to LINE's unaffiliated security holders. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

Source and Amount of Funds, page 100

23. We note that NAVER Purchaser intends to finance the Offers with debt, cash on hand, or a combination thereof. In your response letter, please confirm that you intend to amend the
    Offer to Purchase to include the disclosure required by Item 1007(d) prior to commencement.

24. Confirm that you will file any loan agreement entered into in connection with financing the
    Offers as an exhibit to the Schedule TO. Refer to Item 1016(b) of Regulation M-A.

Conditions to the U.S. Offer, page 101

25. You disclose that a condition to the U.S offer is the consummation of the Japan offer. Please note that all conditions to the offer, other than the receipt of governmental approvals, must be satisfied or waived prior to or as of the expiration of the Offer. Given that the expiration date and time for both offers is the same, please explain how this condition will operate and how security holders will be able to ascertain whether the condition has been satisfied.

Japan Tender Withdrawal Conditions, page 101

26. Please revise to state whether or not there are any contractual conditions to the Japan Offer.
    If the only conditions to the Japan Offer are those mandated by the Financial Instruments and
    Exchange Act of Japan, so state.

                                              * * *
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                             Sincerely,

                                                             /s/ Joshua
Shainess

                                                             Joshua Shainess
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions